Exhibit 99.3

Consolidated Financial Statements
(in thousands of United States Dollars, unless otherwise stated)

December 31, 2014

Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of AuRico Gold Inc. (the “Company”) and the information in this annual report are the responsibility of management and have been reviewed and approved by the Company’s board of directors (the “Board of Directors”). The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In preparation of these consolidated financial statements, estimates are sometimes necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Management believes that such estimates, which have been properly reflected in the accompanying consolidated financial statements, are based on the best estimates and judgements of management. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, management depends on the Company’s systems of internal control over financial reporting. These systems are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have assessed and concluded on the design and operating effectiveness of internal control over financial reporting.

The Board of Directors oversees management’s responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the Company. This Committee meets with management and the Company’s independent auditors, KPMG LLP, to ensure that management is properly fulfilling its financial reporting responsibilities, review the consolidated financial statements, and recommend approval by the Board of Directors. The Audit Committee provides full and unrestricted access to the independent auditors and also meets with the independent auditors, without the presence of management, to discuss the scope and results of their audit, the adequacy of internal control over financial reporting, and the quality of financial reporting.

The consolidated financial statements have been audited by KPMG LLP, an independent registered public accounting firm, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Scott Perry	Robert Chausse
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

February 19, 2015

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

INDEPENDENT AUDITORS’ REPORT OF
REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AuRico Gold Inc.

We have audited the accompanying consolidated financial statements of AuRico Gold Inc., which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of AuRico Gold Inc. as at December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Comparative Information

Without modifying our opinion, we draw attention to Note 3 to the consolidated financial statements which indicates that the comparative information presented for the year ended December 31, 2013 has been restated.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2015 expressed an unqualified opinion on the effectiveness of AuRico Gold Inc.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2015

KPMG LLP	Telephone (416) 777-8500
Bay Adelaide Centre	Fax (416) 777-8818
333 Bay Street Suite 4600	Internet www.kpmg.ca
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of AuRico Gold Inc.

We have audited AuRico Gold Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). AuRico Gold Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Controls and Procedures in Management’s Discussion and Analysis for the year ended December 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AuRico Gold Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AuRico Gold Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and our report dated February 19, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 19, 2015

CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)
	December 31	December 31
As at	2014	2013

ASSETS
Current assets
Cash and cash equivalents (Note 25)	$89,031	$142,652
Restricted cash (Note 16(b))	-	2,204
Receivables (Note 6)	14,076	29,254
Current income tax receivable	5,166	27,936
Inventories (Note 7)	73,116	84,643
Prepaids and deposits	2,565	5,250
	183,954	291,939

Non-current assets
Investments (Note 8)	184	15,551
Long-term inventories (Note 7)	103,156	93,696
Investments in associate and joint venture (Note 9)	23,434	17,930
Other long-term assets (Note 10)	51,042	71,988
Property, plant and equipment & mining interests (Notes 11 and 13)	1,638,730	1,675,955
Intangible assets (Notes 12 and 13)	39,633	53,656
Goodwill (Notes 12 and 13)	241,693	241,693
	$2,281,826	$2,462,408

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	$42,046	$76,923
Dividend payable (Note 18(b))	-	9,960
Current income tax liability	407	3,966
Derivative liabilities (Note 25)	447	-
Current portion of debt and equipment financing obligations (Note 14)	6,308	7,355
Obligation to renounce flow-through exploration expenditures (Note 15)	857	-
Current portion of provisions (Note 16)	2,056	15,955
	52,121	114,159

Non-current liabilities
Debt and equipment financing obligations (Note 14)	308,064	244,194
Option component of convertible senior notes (Note 14)	-	413
Provisions (Note 16)	29,529	28,580
Deferred income tax liability (Note 17)	260,902	287,180
	650,616	674,526

SHAREHOLDERS' EQUITY
Capital stock (Note 18)	2,029,991	2,021,837
Contributed surplus	62,316	55,945
Deficit	(460,848)	(284,632)
Accumulated other comprehensive loss	(249)	(5,268)
	1,631,210	1,787,882
	$2,281,826	$2,462,408

Commitments and contingencies (Notes 11 and 24)
Events after the reporting period (Note 28)

Signed on behalf of the Board:	/s/ Scott Perry	/s/ Ronald Smith
	Scott Perry, Director	Ronald Smith, Director

See accompanying notes to the consolidated financial statements	1

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of United States dollars, except per share amounts)
	2014	2013
		Restated
For the years ended December 31		(Note 3)

Revenue from mining operations	$291,182	$227,631

Cost of sales:
Production costs (Note 7)	199,309	147,981
Refining costs	595	526
Amortization and depletion (Note 7)	121,468	65,529
Reclamation, care and maintenance costs	5,971	4,417
Total cost of sales	327,343	218,453

General and administrative	25,921	27,677
Exploration and business development	1,001	1,014
Impairment charges (Note 13)	91,622	158,574
Loss from operations (Note 19)	(154,705)	(178,087)

Finance costs	(19,910)	(2,928)
Foreign exchange loss	(6,639)	(4,289)
Other (loss) / income (Note 20)	(17,201)	10,167
Equity in loss of associate and joint venture (Note 9)	(171)	(2,533)
Loss before income taxes	(198,626)	(177,670)

Deferred income tax recovery (Note 17)	(26,278)	(760)
Current income tax recovery (Note 17)	(2,700)	(140)
	(28,978)	(900)

Net loss	$(169,648)	$(176,770)

Loss per share (Note 21)
Basic loss per share	$(0.68)	$(0.71)
Diluted loss per share	$(0.68)	$(0.72)
Weighted average shares outstanding (Note 21)
Basic	248,889,636	250,398,043
Diluted	248,889,636	265,729,061

See accompanying notes to the consolidated financial statements	2

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of United States dollars)
For the years ended December 31	2014	2013
Net loss	$(169,648)	$(176,770)
Items that may be reclassified subsequently to net loss:
Unrealized gain / (loss) on investments (Note 8)	2,512	(5,331)
Reclassification of accumulated losses on investments to net loss (Note 8)	2,507	168
Total other comprehensive income / (loss)	5,019	(5,163)
Comprehensive loss	$(164,629)	$(181,933)

See accompanying notes to the consolidated financial statements	3

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of United States dollars)
For the years ended December 31	2014	2013

OPERATING ACTIVITIES
Net loss	$(169,648)	$(176,770)
Proceeds from settlement of derivative liabilities	-	(528)
Payments to settle other liabilities	-	(2,750)
Payments to settle provisions	(3,924)	(3,628)
Non-cash adjustments to reconcile net loss to operating cash flows (Note 22)	238,281	261,755
Change in non-cash operating working capital (Note 22)	(4,295)	(14,813)
Operating cash flows	60,414	63,266

INVESTING ACTIVITIES
Expenditures on property, plant and equipment, mining interests & intangible assets	(188,829)	(249,422)
Proceeds from retained interest royalty (Note 12)	2,463	-
Decrease / (increase) in restricted cash	14,778	(1,686)
Purchase of investments (Note 8)	-	(21,272)
Sale of investments (Note 8)	23,284	-
Investment in associate (Note 9(b))	(5,674)	-
Proceeds received on transfer of litigation claim (Note 20(a))	3,177	-
Investing cash flows	(150,801)	(272,380)

FINANCING ACTIVITIES
Repayment of debt and equipment financing obligations (Note 14)	(254,143)	(4,866)
Proceeds from debt and equipment financing obligations (Note 14)	309,982	79,813
Payment of financing fees on debt	(7,838)	-
Payment of dividends (Note 18(b))	(14,443)	(27,720)
Proceeds from exercise of stock options	2	3,094
Shares repurchased and cancelled (Note 18(a))	-	(301,066)
Proceeds from issuance of flow-through shares (Note 15)	4,566	-
Financing cash flows	38,126	(250,745)
Impact of foreign exchange on cash	(1,360)	(890)

Net decrease in cash	(53,621)	(460,749)

Cash and cash equivalents, beginning of period	142,652	603,401
Cash and cash equivalents, end of period	$89,031	$142,652

See accompanying notes to the consolidated financial statements	4

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands of United States dollars)
For the years ended December 31	2014	2013

Capital stock
Balance, beginning of period	$2,021,837	$2,307,978
Shares repurchased and cancelled (Note 18(a))	-	(295,536)
Shares issued through dividend reinvestment plan	1,924	1,969
Shares issued on redemption of restricted share units	445	-
Shares issued through employee share purchase plan	2,323	2,008
Shares issued on redemption of deferred share units	359	499
Shares issued for cash pursuant to exercise of stock options	2	3,094
Fair value of share-based compensation on stock options exercised	4	1,825
Shares issued through flow-through share agreement (Note 15)	3,097	-
Balance, end of period	$2,029,991	$2,021,837

Contributed surplus
Balance, beginning of period	$55,945	$50,881
Fair value of restricted share units redeemed	(445)	-
Fair value of deferred share units redeemed	(359)	(499)
Fair value of share-based compensation on stock options exercised	(4)	(1,825)
Share-based compensation	7,179	7,388
Balance, end of period	$62,316	$55,945

Deficit
Balance, beginning of period	$(284,632)	$(62,917)
Dividends declared (Note 18(b))	(6,568)	(39,592)
Premium on shares repurchased and cancelled (Note 18(a))	-	(5,353)
Net loss	(169,648)	(176,770)
Balance, end of period	$(460,848)	$(284,632)

Accumulated other comprehensive loss from available-for-sale investments
Balance, beginning of period	$(5,268)	$(105)
Other comprehensive income / (loss)	5,019	(5,163)
Balance, end of period	$(249)	$(5,268)

Total shareholders' equity	$1,631,210	$1,787,882

See accompanying notes to the consolidated financial statements	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

1.	Corporate information

AuRico Gold Inc. and its subsidiaries (collectively, the “Company” or “AuRico Gold”) are engaged in the mining, development and exploration of resource properties. AuRico Gold Inc. is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). The Company is incorporated and domiciled in Canada and its head office and registered office is located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

The consolidated financial statements of the Company and its subsidiaries were authorized for issue in accordance with a resolution of the Board of Directors dated February 19, 2015.

2.	Basis of preparation and statement of compliance

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective for the year ended December 31, 2014.

These consolidated financial statements have been prepared using the historical cost convention, other than for certain financial instruments, which are measured in accordance with the policy disclosed in note 4(t).

3.	Change in accounting policy and retrospective restatement

The consolidated financial statements reflect the retrospective application of a voluntary change in accounting policy adopted in 2014 to classify, in the Consolidated Statements of Operations, foreign exchange gains and losses arising on the translation of deferred income tax assets and liabilities within deferred income tax recovery instead of within foreign exchange losses, as previously reported. The change in accounting policy has been adopted in accordance with IAS 12, Income Taxes, which provides a policy choice to classify exchange differences arising from translation of deferred income tax assets and liabilities within deferred income tax expense / (recovery). The Company considers the classification of these exchange differences within deferred income tax recovery in the Consolidated Statements of Operations to be the most useful to financial statement users and, consequently, that this presentation results in reliable and more relevant information.

The following table outlines the effect of this accounting policy change for the years ended December 31, 2014 and 2013:

	Prior to	Restatement	Subsequent to
For the year ended December 31, 2014:	restatement	Impact	Restatement
Foreign exchange gains / (losses)	$18,729	$(25, 368)	$(6,639)
Deferred income tax recovery	910	25, 368	26,278
Net loss	(169,648)	-	(169,648)

For the year ended December 31, 2013:	Reported	Restatement	Restated
Foreign exchange gains / (losses)	$10,927	$(15,216)	$(4,289)
Deferred income tax (expense) / recovery	(14,456)	15,216	760
Net loss	(176,770)	-	(176,770)

4.	Summary of significant accounting policies

(a)	Adoption of new accounting standards

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2014:

IFRIC 21, Levies, sets out criteria for the recognition of liabilities for levies imposed by governments. IFR IC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. There was no impact on the Company’s consolidated financial statements upon the adoption of this interpretation.

Amendments to IAS 32, Financial Instruments: Presentation, clarify situations in which an entity has a legally enforceable right to set-off a financial liability and financial asset. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. There was no impact on the Company’s consolidated financial statements upon the adoption of these amendments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Amendments to IAS 36, Impairment of assets, address the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and introduce a requirement to disclose the discount rate used in determining impairment (or reversals) where the recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. There was no impact on the Company’s consolidated financial statements upon the adoption of these amendments.

(b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Company	Principal activity	Country of incorporation
AuRicoGold Chihuahua, S.A. de C.V., SOFOM E.N.R.	Administrative services	Mexico
AuRico Gold Holdings Inc.	Holding company	Canada
AuRico Gold Nova Scotia Ltd.	Administrative services	Canada
AuRico Gold (USA), Inc.	Administrative services	United States of America
Capital Gold Corporation	Holding company	United States of America
Leadville Mining & Milling Holding Corporation	Holding company	United States of America
Minera Santa Rita, S. de R.L. de C.V.	Gold and silver mining	Mexico
Nayarit Gold Inc.	Holding company	Canada
Oro de Altar, S.A. de C.V.	Holding company	Mexico

These subsidiaries are controlled by the Company, and are wholly-owned. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Company also consolidates the accounts of Caborca Industrial S.A. de C.V., a Mexican corporation wholly-owned by two senior officers of the Company, which provides mining support services to the Company’s El Chanate mine. This entity is consolidated in accordance with IFRS 10, Consolidated Financial Statements.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(c)	Investments in associates and joint ventures

The Company accounts for investments in associates and joint ventures using the equity method of accounting. The carrying value of the Company’s investments in associates and joint ventures represents the cost of the investment, including the Company’s share of retained earnings and losses subsequent to formation. At the end of each reporting period, the Company assesses its investments for any indicators of impairment.

(d)	Foreign currency

Functional and presentation currency

These consolidated financial statements are expressed in United States dollars (“US dollars”), which is the functional currency of the Company and the presentation currency of the consolidated financial statements. The functional currency of all of the Company’s subsidiaries is also the US dollar.

Translation of transactions and balances into the functional currency

Transactions in currencies other than an entity’s functional currency (“foreign currencies”) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the rates prevailing at that date. Foreign currency non-monetary items that are measured in terms of historical cost are not retranslated.

Exchange differences are recognized in net loss in the period in which they arise. Exchange differences on deferred foreign tax assets and liabilities are presented as deferred tax expense / (recovery) on the Consolidated Statements of Operations. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalents held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.

(e)	Revenue recognition

Revenue from the sale of gold, silver and doré, including by-product revenue, is recognized when persuasive evidence of a sale arrangement exists, the risks and rewards of ownership pass to the purchaser, including title risk, the selling price is measurable, and collectability is probable. The risks and rewards of ownership are considered to have been transferred when title passes to the customer. Revenue from the sale of gold, silver and doré is measured at the fair value of the consideration received or receivable, and may be subject to adjustment once final weights and assays are determined.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(f)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits, and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

(g)	Inventories

Supplies inventory

Supplies inventory consists of mining supplies and consumables used in the operation of the mines, and is valued at the lower of average cost and net realizable value.

Ore stockpiles inventory

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion and amortization relating to mining operations, to the extent determined recoverable, and are removed at the average cost per tonne. Ore stockpiles inventory is measured at the lower of cost and net realizable value.

Ore in process inventory

The recovery of gold and silver is achieved through milling and heap leaching processes. Costs are added to ore on leach pads and in the mill based on the current stockpiled mining cost and current processing cost, including applicable overhead, depletion and amortization relating to mining and processing operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered, based on the average cost per recoverable ounce of gold and silver in ore in process inventory. Ore in process inventory is measured at the lower of cost and net realizable value.

Finished goods inventory

Finished goods inventory consists of gold, silver and doré bars, and is valued at the lower of cost and net realizable value.

For all classes of ore inventory, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing and / or long-term metal prices as appropriate, and estimated costs to complete production into a saleable form.

(h)	Long-lived assets

Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any reclamation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. The capitalized value of a finance lease is also included within property, plant and equipment, and is measured at the lower of the present value of the minimum lease payments and the fair value of the leased asset.

Subsequent costs are included in the asset’s carrying amount when it is probable that future economic benefits associated with the asset will flow to the Company, and the costs can be measured reliably. This would include costs related to the refurbishment or replacement of major components of an asset, when the refurbishment results in a significant extension in the physical life of the component. All other repairs and maintenance costs are recognized in net loss as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The cost of property, plant and equipment, less any applicable residual value, is allocated over the estimated useful life of the asset on a straight-line basis, or on a unit-of-production basis if that method is more reflective of the allocation of benefits among periods. Amortization commences on an asset when it has been fully commissioned and is available for use. Amortization rates applicable to each category of property, plant and equipment, with the exception of land, are as follows:

Asset	Useful life
Leasehold improvements	3 years
Mobile equipment	2-10 years
Other equipment	2-20 years
Processing plant	2-20 years
Shaft and underground infrastructure	Unit-of-production
Vehicles	3-6 years
Buildings	7-20 years
Office equipment	2-8 years

When components of an item of property, plant and equipment have different useful lives than those noted above, they are accounted for as separate items of property, plant and equipment. Each asset or component’s estimated useful life is determined considering its physical life limitations; however this physical life cannot exceed the remaining life of the mine at which the asset is utilized. Estimates of remaining useful lives and residual values are reviewed annually. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Exploration and evaluation assets

Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

Exploration and evaluation expenditures include costs such as exploratory drilling, sample testing, costs of pre-feasibility studies, and for qualifying assets, borrowing costs. Subsequent to obtaining the legal right to explore, these costs are capitalized on a project-by-project basis pending determination of the technical feasibility and commercial viability of the project. All capitalized exploration and evaluation expenditures are monitored for indications of impairment, to ensure that exploration activities related to the property are continuing and/or planned for the future. If an exploration property does not prove viable, all unrecoverable costs associated with the project are expensed in the period in which that determination is made.

Exploration and evaluation assets are not depleted. These amounts are reclassified from exploration and evaluation assets to mining interests once the work completed to date supports the future development of the property and management intends to develop the property. Prior to being reclassified to mining interests, exploration and evaluation assets are assessed for impairment.

Mining interests

All expenditures to ready the property for production are capitalized within mining interests, other than those costs related to the construction of related property, plant and equipment, which are capitalized within construction in progress. Expenditures capitalized to mining interests include all costs directly related to development activity and a proportion of overhead costs related to development activity. Any proceeds from the sale of metals during the development and commissioning phase of a project are netted against the expenditures being capitalized. The development and commissioning phase ceases upon the commencement of commercial production.

Subsequent to the commencement of commercial production, further development expenditures incurred with respect to a mining interest are capitalized as part of the mining interest, when it is probable that additional future economic benefits associated with the expenditure will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Upon commencement of commercial production, mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization from measured, indicated and inferred resources expected to be classified as reserves. The Company determines the portion of mineralization expected to be classified as reserves by considering the degree of confidence in the economic extraction of the resource, which is affected by long-term metal price assumptions, cut-off grade assumptions, and drilling results. These assessments are made on a mine-by-mine basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The expected useful lives used in depletion calculations are determined based on the facts and circumstances associated with the mining interest. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Commercial production

Commercial production is reached when an open pit or underground mine is in the condition necessary for it to be capable of operating in the manner intended by management. The Company considers a range of factors when determining whether commercial production has been reached, which may include the completion of all required major capital expenditures, the demonstration of continuous production near the level required by the design capacity of the processing facilities, and the demonstration of continuous throughput levels at or above a target percentage of the design capacity. The Company assesses the ability to sustain production and throughput over a period of approximately one to three months, depending on the complexity of the operation, prior to declaring that commercial production has been reached.

Capitalized stripping costs

Pre-production stripping costs are capitalized as part of the cost of constructing a mine.

Mining costs associated with stripping activities during the production phase of a mine are capitalized only if the Company can identify the component of the ore body for which access is obtained, the costs associated with the related stripping activities can be measured reliably, and the activities represent a future benefit to the mining interest, in that access is gained to sources of reserves and resources that will be produced in future periods that would otherwise not have been accessible. Production stripping costs are allocated between inventory and capital based on the expected volume of waste extracted for a given volume of ore production. The expected volume of waste to be allocated to inventory is determined with reference to the life of mine stripping ratio of a particular mine or deposit, with the remaining amount allocated to capital. The amount of waste capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

Capitalized stripping costs are depleted over the expected reserves and resources benefiting from the stripping activity using the unit-of-production method based on estimated proven and probable reserves, and the portion of mineralization expected to be classified as reserves.

Investment tax credits

Investment tax credits are earned as a result of incurring eligible exploration and development expenses prior to commercial production. Investment tax credits are accounted for as a reduction to property, plant and equipment or mining interests. Investment tax credits also arise as a result of incurring eligible research and development expenses and these credits are recorded as a reduction to the related expenses.

Derecognition

Upon replacement of a major component, or upon disposal or abandonment of a long-lived asset, the carrying amounts of the assets are derecognized with any associated gains or losses recognized in net loss.

(i)	Intangible assets

Identifiable intangible assets are recorded at fair value on the date of acquisition. Subsequent to initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets with a finite useful life are amortized on a straight-line basis over their expected useful life, unless another method represents a more accurate allocation of the expense over their useful life. Amortization of the retained interest royalty is determined using the unit-of-production method based on the ounces of production that are expected to generate the cash flows that will be attributable to the Company, and commenced once the Company became entitled to receive cash flows. Amortization expense resulting from intangible assets, other than the retained interest royalty, is included in amortization and depletion expense on the Consolidated Statements of Operations. Amortization and depletion for the retained interest royalty is included in other (loss) / income on the Consolidated Statements of Operations. The estimated useful lives of the Company’s intangible assets with a finite useful life are as follows:

Asset	Useful life
Transmission rights	7-20 years
Software	1-3 years
Retained interest royalty	Units of production

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(j)	Goodwill

Goodwill represents the difference between the consideration transferred in a business combination and the fair value of the identifiable net assets acquired, and is not amortized. Goodwill, upon acquisition, is allocated to the cash-generating unit (“CGU”) or group of CGUs expected to benefit from the related business combination for the purposes of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. Each of the Company’s operating mines is a CGU for purposes of goodwill impairment testing.

(k)	Impairment of non-financial assets and goodwill

The carrying amounts of non-financial assets, excluding inventories and deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the CGU level.

On an annual basis, the Company evaluates the carrying amount of CGUs to which goodwill has been allocated to determine whether such carrying amount may be impaired. To accomplish this, the Company compares the recoverable amount of a CGU to its carrying amount. This evaluation is performed more frequently if there is an indication that a CGU may be impaired.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

Where the recoverable amount is assessed using discounted cash flow techniques, the estimates are based on detailed mine or production plans. The mine plan is the basis for forecasting production output in each future year and for forecasting production costs. For value-in-use calculations, production costs and output in the mine plan may be revised to reflect the continued use of the asset in its present form.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized. Goodwill impairments are not reversed.

(l)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than those classified as fair value through profit or loss, is impaired. Financial assets include receivables and investments. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset that negatively impact the estimated future cash flows of the financial asset or the group of financial assets.

(m)	Impairment of investments in associate and joint venture

The carrying amounts of investments in associate and joint venture are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Indicators of impairment include observable data suggesting a measurable decrease in the estimated future cash flows of the joint venture or associate operations. If the carrying amount of an associate or joint venture exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount.

(n)	Flow-through shares

The Company may issue flow-through common shares to finance its Canadian exploration program. Pursuant to the Canadian Income Tax Act and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. Proceeds received from flow-through share agreements are separated into a liability and share capital. The liability, which represents the obligation to renounce flow-through exploration expenditures, is calculated as the excess of cash consideration received over the market price of the Company’s shares on the agreement’s closing date. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes it as other income. The related deferred tax expense is also recognized at the time the expenditures are incurred.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced, in accordance with the Canadian Income Tax Act flow-through regulations. When applicable, the estimated tax payable is accrued until paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(o)	Provisions

Reclamation provisions

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The timing of these expenditures is dependent upon a number of factors including the life of the mine, the operating licence conditions, and the laws, regulations, and environment in which the mine operates.

Reclamation provisions are recognized at the time an environmental disturbance occurs and are measured at the Company’s best estimate of the expected future cash flows required to reclaim the disturbance for each mine operation, which are adjusted to reflect inflation, and discounted to their present value. The inflation rate used is determined based on external forecasts for inflation in the country in which the related mine operates. Expected future cash flows reflect the risks and probabilities that alternative estimates of cash flows could be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money specific to the currency in which the cash flows are expected to be paid. The discount rate does not reflect risks for which the cash flows have been adjusted. Significant estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are based on existing environmental and regulatory requirements or, if more stringent, Company policies that give rise to a constructive obligation.

Upon initial recognition of a reclamation provision, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of reclamation and rehabilitation activities is recognized in mining interests and depreciated in accordance with the Company's policy for the related asset. The provision is progressively increased over the life of the operation as the effect of discounting unwinds, creating an expense included in finance costs on the Consolidated Statements of Operations.

Reclamation provisions are adjusted for changes in estimates. Such adjustments, which are not the result of the current production of inventory, are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the unamortized capitalized cost of the related assets. In instances where the capitalized cost of the related assets is nil, or will be reduced to nil, the remaining adjustment is recognized as a gain or loss in reclamation, care and maintenance costs on the Consolidated Statements of Operations. If reclamation and restoration costs are incurred as a consequence of the production of inventory, the costs are recognized as a cost of that inventory. Factors influencing such changes in estimates include revisions to estimated reserves, resources and lives of mines; developments in technologies; regulatory requirements and environmental management strategies; changes in estimated costs of anticipated activities, including the effects of inflation and movements in foreign exchange rates; and movements in interest rates affecting the discount rate applied.

Other provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as interest expense and included in finance costs on the Consolidated Statements of Operations.

(p)	Employee benefits

Short-term employee benefits

The Company accrues liabilities for short-term employee benefits such as wages, salaries, bonuses, paid vacation, and other benefits expected to be settled within 12 months from the end of the reporting period. The liabilities for short-term benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled. These amounts are recognized in trade payables and accrued liabilities, with offsetting charges to cost of sales (production costs) or general and administrative expense.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Termination benefits

The Company accrues liabilities for involuntary termination and severance benefits when the termination has been communicated to the employee, and the employee acknowledges receipt. The liabilities for termination benefits are measured on an undiscounted basis at the amounts expected to be paid when the liabilities are settled.

(q)	Share-based compensation

The Company measures all equity-settled share-based awards made to employees and others providing similar services (collectively, “employees”) based on the fair value of the options or units on the date of grant.

The grant date fair value of options is estimated using an option pricing model and is recognized as compensation expense over the vesting period, based on the number of options that are expected to vest. A corresponding increase is recognized in equity. The fair values of the Company’s deferred share units, performance share units, and equity-settled restricted share units are determined based on the market value of the Company’s shares on the date of grant, and is expensed over the vesting period based on the estimated number of awards that are expected to vest.

The Company awards cash-settled share-based compensation to certain employees in the form of restricted share units. In accounting for these awards, the Company recognizes the fair value of the amount payable to employees as compensation expense as they are earned, based on the estimated number of units that are expected to vest. The corresponding liability is re-measured at fair value on each reporting date and upon settlement, with changes in fair value recognized in net loss for the period. The fair value of restricted share units is determined by reference to the Company’s share price when the units are awarded or re-measured.

The Company also maintains an employee share purchase plan. Under this plan, contributions by the Company’s employees are matched to a specific percentage by the Company and are recognized as an expense when the Company’s obligation to contribute arises.

Share-based arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions regardless of how the equity instruments are obtained by the Company. These share-based arrangements are measured at the fair value of goods or services received unless the fair value of the goods or services cannot be reliably measured, in which case they are measured at the fair value of the equity instruments issued.

(r)	Income taxes

Income tax expense is comprised of current and deferred income tax. Current and deferred income taxes are recognized in net loss except to the extent that they relate to a business combination, or to items recognized directly in equity or other comprehensive income.

Current income taxes

Current income tax expense represents the income tax expected to be payable on the Company’s taxable earnings for the year using rates that are enacted or substantively enacted at the balance sheet date. Taxable earnings differ from accounting earnings reported in the Consolidated Statements of Operations due to differences in timing of amounts deductible or taxable for tax purposes and due to exclusions of items that are not taxable or deductible. Current income tax includes adjustments for tax expense expected to be payable or recoverable in respect of previous periods.

Deferred income taxes

Deferred income tax assets and liabilities represent income taxes expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the Company’s consolidated financial statements and the corresponding tax basis used in the computation of taxable earnings. Deferred income tax assets also represent income taxes expected to be recoverable on unused tax losses and tax credits carried forward. Deferred income tax is calculated using the liability method on temporary differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred income taxes are measured using the enacted or substantively enacted tax rates at the balance sheet date that are expected to be in effect when the differences reverse or when unclaimed losses are utilized. Deferred income tax liabilities are generally recognized for all taxable temporary differences, with some exceptions described below. Deferred income tax assets are recognized to the extent that it is probable that taxable earnings will be available against which deductible temporary differences, unused tax losses and tax credits can be used. Neither deferred income tax liabilities, nor deferred income tax assets, are recognized as a result of temporary differences that arise from (a) the initial recognition of goodwill, (b) a transaction, other than a business combination, that affects neither accounting earnings nor taxable earnings, or (c) differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset to the extent there is a legally enforceable right to offset current income tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but the entity intends to settle current income tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow the benefit, or all or part of the asset, to be utilized. To the extent that an asset not previously recognized fulfils the criteria for asset recognition, a deferred income tax asset is recognized.

(s)	Loss per share

Basic loss per share is calculated based on the weighted average number of common shares and common share equivalents outstanding for the period. Diluted loss per share is calculated using the treasury method, except when assessing the dilution impact of convertible senior notes, restricted share units and performance shares units, where the if-converted method is used. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares, are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible senior notes, restricted share units, and performance share units have been converted in determining fully diluted loss per share if they are in-the-money, except where such conversion would be anti-dilutive.

(t)	Financial instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as “financial assets at fair value through profit or loss”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, “financial liabilities at fair value through profit or loss”, or “other financial liabilities”.

The Company’s financial instruments are classified and subsequently measured as follows:

Asset / Liability	Classification	Subsequent Measurement
Cash and cash equivalents	Fair value through profit or loss	Fair value
Receivables	Loans and receivables	Amortized cost
Prepayment option embedded derivative	Fair value through profit or loss	Fair value
Contingent consideration	Fair value through profit or loss	Fair value
Investments	Available-for-sale	Fair value
Warrants held	Fair value through profit or loss	Fair value
Payables, provisions and other liabilities	Other financial liabilities	Amortized cost
Debt and equipment financing obligations	Other financial liabilities	Amortized cost
Option component of convertible senior notes	Fair value through profit or loss	Fair value
Derivatives	Fair value through profit or loss	Fair value

Financial assets and financial liabilities classified as fair value through profit or loss are measured at fair value with changes in those fair values recognized in net loss. Financial assets classified as available-for-sale are measured at fair value, with changes in those fair values recognized in other comprehensive income (“OCI”).

Investments in equity securities classified as available-for-sale financial assets are accounted for at their fair value, which is determined based on the last quoted market price. Changes in the market value of available-for-sale equity securities as well as the related foreign exchange and tax impact, if any, are accounted for in accumulated other comprehensive income until the equity securities are sold or are determined to be other-than-temporarily impaired. When available-for-sale equity securities are sold or are determined to be other-than-temporarily impaired, the related accumulated change in accumulated other comprehensive income is reclassified to net loss.

The senior secured notes represent a financial liability with an embedded derivative. The debt component of the senior secured notes is presented within debt and equipment financing obligations on the Consolidated Balance Sheets. The embedded derivative, which is an option that represents a derivative asset to the Company, will be recognized as an offset to debt and equipment financing obligations on the Consolidated Balance Sheets. The debt component is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is classified as a financial asset at fair value through profit or loss. The embedded derivative is subsequently recognized at fair value with changes in fair value recognized in net loss. Interest expense relating to the debt component is also recognized in net loss, with the exception of interest expense capitalized as borrowing costs in accordance with note 4(h).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Convertible senior notes, under the terms of which the Company has the right to settle all or part of the instrument in cash on the conversion date, represent a financial liability with an embedded derivative. The debt component of the convertible senior notes is presented within debt and equipment financing obligations on the Consolidated Balance Sheets, and is initially recognized as the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative. The debt component is subsequently recognized at amortized cost using the effective interest rate method. The embedded derivative represents the conversion feature and is classified as a financial liability at fair value through profit or loss. The embedded derivative is subsequently recognized at fair value with changes in fair value recognized in net loss. Interest expense relating to the debt component is also recognized in net loss, with the exception of interest expense capitalized as borrowing costs in accordance with note 4(h).

Fair values are based on quoted market prices where available, or where no active market exists, fair values are estimated using a variety of valuation techniques and models. These valuation techniques and models include recent arm’s length market transactions for similar instruments, reference to current market value of another instrument which is substantially the same, discounted cash flow analysis, and option pricing models.

Transaction costs, other than those related to financial instruments classified as fair value through profit or loss, which are expensed as incurred, are combined with the fair value of the financial asset or financial liability on initial recognition and amortized using the effective interest rate method. If modifications are made to a financial liability that are not considered to be substantial, the transaction costs related to this modification are combined with the carrying amount, and amortized over the life of the instrument using the effective interest rate method. If modifications are made that are considered to be substantial, the transaction costs related to the modification are expensed.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless exempted from derivative treatment as an own-use instrument. All changes in fair value are recorded in net loss unless they are designated in a valid cash flow hedging relationship (note 4(u)), in which case changes in fair value are recorded in accumulated other comprehensive income.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of ownership. Financial liabilities are derecognized when they have been settled by the Company, or when an obligation expires. In instances where a financial liability is replaced by another from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, with any difference recognized in the Consolidated Statements of Operations.

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Balance Sheets only if there is an enforceable legal right to offset the recognized amounts and the intention is to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

(u)	Hedges

Hedging relationships that meet documentation requirements, and that can be proven to be effective both at the inception and over the term of the relationship qualify for hedge accounting. At the inception of the transaction, the Company documents the relationship between hedging instruments and hedged items, the method for assessing effectiveness, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company makes an assessment, both at the inception of the hedge and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized as other comprehensive income and are presented within equity as accumulated other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in net loss. Amounts accumulated in equity are recycled to net loss in the period in when the hedged item will affect net loss. However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the related asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in net loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss existing in accumulated other comprehensive income is immediately charged to net loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(v)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company’s operating segments, before aggregation, have been identified as the Company’s individual operating and development stage mines. Aggregation of one or more operating segments into a single operating segment is permitted if aggregation is consistent with the core principle of the standard, the operating segments have similar economic characteristics, and the operating segments have a number of other similarities, including similarities in the nature of their products, production processes, and regulatory environment. The Company’s reportable segments are consistent with the identified operating segments and consist of the geographical regions in which the Company operates.

(w)	Standards issued but not yet adopted

For the purposes of preparing and presenting the Company’s consolidated financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2014. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 19, Employee Benefits	January 1, 2015
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In November 2013, the IASB issued amendments to IAS 19, Employee Benefits, which clarify benefit and medical cost actuarial assumptions used in calculation of the present value of defined benefit obligations and current service cost. These amendments are effective for annual periods beginning on or after July 1, 2014. This amendment is not anticipated to impact the Company’s consolidated financial statements as there are no defined benefit obligations.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on the consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

5.	Critical accounting estimates and judgements

Many of the amounts included in the Consolidated Balance Sheets require management to make estimates and judgements. Accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Critical accounting estimates

The following is a list of the accounting estimates that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liabilities, revenue or expense being reported. Actual results may differ from these estimates.

−

The Company makes estimates of gold and silver recoverable from ore stacked on leach pads in the determination of ore in process inventory. The quantities of recoverable gold and silver placed on the leach pads are reconciled to the quantities of gold and silver actually recovered (metallurgical balancing), by comparing the estimate of contained ounces placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold and silver from a pad will not be known until the leaching process is completed. Leach pad recovery estimates are used in the determination of the Company’s inventories.

−

The Company values inventory at the lower of cost and net realizable value. The calculation of net realizable value relies on forecasted gold prices, estimated grades of ore on stockpiles and heap leach pads, forecasted exchange rates, and estimated costs to complete the processing of ore inventory.

−

The Company makes estimates of the quantities of proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. The estimation of quantities of reserves and resources is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Reserve estimates are used in the calculation of depletion expense and to calculate the recoverable amount of a CGU, and to forecast the life of the mine. The Company has forecasted a mine life of 9 years for El Chanate and 20 years for Young-Davidson.

−

The Company forecasts prices of commodities, exchange rates, production costs, discount rates, and recovery rates. These estimates may change the economic status of reserves and may result in reserves and resources being revised. In addition, these estimates are used to calculate the recoverable amount of a CGU for the purpose of impairment testing.

−

The Company amortizes its property, plant and equipment, net of residual value, over the estimated useful life of each asset, not to exceed the life of the mine at which the asset is utilized. The physical life of these assets, and related components, may differ from the Company’s estimate, which would impact amortization and depletion expense.

−

The Company makes estimates of the likelihood of whether or not all or some portion of each deferred income tax asset and investment tax credits will be realized, which is impacted by interpretation of tax laws and regulations, historic and future expected levels of taxable income, timing of reversals of taxable temporary timing differences, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates, and foreign currency exchange rates.

−

The Company makes estimates of the timing and amount of expenditures required to settle the Company’s reclamation provisions. The principal factors that can cause expected future expenditures to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a reclamation provision is inherently more subjective.

−

The Company makes estimates of future cash flows in order to calculate the recoverable amount of the retained interest royalty for the purpose of impairment testing. Future cash flows are impacted by future gold prices, future production from the Fosterville and Stawell mines in Victoria, Australia, future foreign exchange rates, as well as related operating and capital expenditures required to sustain that production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Critical accounting judgements

The following are critical judgements that management has made in the process of applying accounting policies that may have a significant impact on the amounts recognized in the consolidated financial statements.

−

The Company makes judgements about whether or not indicators of impairment, or indicators of a reversal of impairment, exist at each reporting period. For all assets, this determination impacts whether or not a detailed impairment assessment is performed at December 31, 2014 and 2013. These judgements did not impact cash generating units that contain goodwill at December 31, 2014, or 2013, as these are required to be tested for impairment regardless of whether or not an indicator exists.

−	The Company is subject to income taxes in different jurisdictions. Significant judgment is required in determining the provision for income taxes, due to the complexity of legislation.

−

The Company makes judgements about which indicators to consider when evaluating whether a mine has reached commercial production, which may impact the timing and amount of depreciation and depletion, the amount of revenue recognized in the Consolidated Statements of Operations, and the amount of costs capitalized to mine development during 2013.

6.	Receivables

	December 31	December 31
	2014	2013
Trade receivables	$396	$1,012
Value-added tax receivable	10,814	14,888
Advances	767	1,658
Other	2,099	11,696
	$14,076	$29,254

Included in value-added tax receivable was $3,535 and $7,279 collectible from the Government of Canada and Government of Mexico, respectively, at December 31, 2014 (December 31, 2013 - $7,340 and $7,548, respectively).

Included in other receivables at December 31, 2014 is a receivable from the Company’s joint venture (see note 9) of $2,099 (December 31, 2013 - $1,442). In the prior year, other receivables also included an insurance receivable of $10,254 relating to the settlement of a lawsuit (see note 16(b)).

The Company has not recorded a provision for doubtful trade receivables as there is no indication that the debtors will not meet their payment obligations.

7.	Inventories

	December 31	December 31
	2014	2013
Supplies	$20,286	$17,391
Ore stockpiles	22,025	35,122
Ore in process	132,035	117,984
Finished goods	1,926	7,842
	176,272	178,339
Less: Long-term inventories	(103,156)	(93,696)
	$73,116	$84,643

During the years ended December 31, 2014 and 2013, the carrying value of the El Chanate ore in process heap leach inventory and the Young-Davidson low grade stockpile inventory exceeded their net realizable values. As a result, the Company recognized net realizable value adjustments, which impacted production costs and amortization and depletion. Ore stockpile and ore in process inventories include mining and processing costs, along with amortization and depletion related to mining and processing operations. The net realizable value adjustments totaling $23,534 for the year ended December 31, 2014 (2013 - $42,069) have been allocated on a pro-rata basis between production costs and amortization and depletion based on their relative values at December 31, 2014 and 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The impact on production costs and amortization and depletion is as follows:

	Year ended
	December 31	December 31
	2014	2013
Operating production costs	$182,085	$114,555
Net realizable value adjustment
El Chanate	13,885	23,376
Young-Davidson	3,339	10,050
Production costs	$199,309	$147,981

Operating amortization and depletion	$115,158	$56,886
Net realizable value adjustment
El Chanate	4,139	2,083
Young-Davidson	2,171	6,560
Amortization and depletion	$121,468	$65,529

Ore inventories carried at net realizable value totalled $141,038 at December 31, 2014 (December 31, 2013 - $74,074).

Ore in process inventory at December 31, 2014 included $3,383 (December 31, 2013 - $6,095) related to the excess of the fair value of El Chanate inventory over its carrying value at the acquisition date, which is being charged to net loss as the related inventory is sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

8.	Investments

				Year ended
			December 31, 2014
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2014		included in	included in
	Cost	Fair value	OCI	net loss
Securities - available for sale	$1,964	$184	$2,512	$6,631
Reclassification to net loss	-	-	2,507	(2,507)
	$1,964	$184	$5,019	$4,124
Securities - fair value through profit or loss	235	-	-	-
Warrants - fair value through profit or loss	494	-	-	(42)
	$2,693	$184	$5,019	$4,082

				Year ended
			December 31, 2013
				Realized &
			Unrealized	unrealized
			gains/(losses)	gains/(losses)
	December 31, 2013		included in	included in
	Cost	Fair value	OCI	net loss
Securities - available for sale	$20,948	$15,510	$(5,331)	$-
Reclassification to net loss	-	-	168	(168)
	$20,948	$15,510	$(5,163)	$(168)
Securities - fair value through profit or loss	235	-	-	(47)
Warrants - fair value through profit or loss	494	41	-	(450)
	$21,677	$15,551	$(5,163)	$(665)

During the year ended December 31, 2014, the Company sold shares in various publicly listed entities for total proceeds of $23,284.

During the year ended December 31, 2013, the Company purchased shares and warrants with a total cost of $21,272. The cost of the shares and warrants were determined based on their fair value on the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

9.	Investments in associate and joint venture

(a)	Orion development project

The Company and Minera Frisco S.A. de C.V. (“Minera Frisco”) each own shares representing a 50% ownership interest in Nayarit Gold de Mexico, S.A. de C.V., an entity with ownership of the Orion development project. The Company and Minera Frisco have joint control over the joint venture company.

The following table contains selected financial information for a 100% interest in the joint venture at December 31, 2014 and 2013:

	December 31	December
	2014	2013
Current assets	338	308
Property, plant and equipment & mining interests	55,828	54,836
Total assets	$56,166	$55,144

Current liabilities	2,343	1,467
Deferred income tax liability	18,219	17,817
Total liabilities	$20,562	$19,284

Net assets of joint venture	$35,604	$35,860
Ownership interest	50%	50%
Net investment in joint venture	$17,802	$17,930

Net investment, beginning of year	$17,930	$20,463
Share of net loss during the period	(128)	(2,533)
Net investment, end of year	$17,802	$17,930

Included in current liabilities of the joint venture at December 31, 2014 was a payable due to the Company of $2,099 (December 31, 2013 - $1,442). The Company has included a corresponding amount in receivables on the Consolidated Balance Sheets at December 31, 2014 and 2013.

At December 31, 2014, the Company did not have any significant commitments or contingent liabilities related to this joint venture.

(b)	Investment in Carlisle Goldfields Limited (“Carlisle”)

On November 11, 2014, the Company announced that it had formed a strategic partnership with Carlisle on properties within the Lynn Lake Gold Camp in northern Manitoba, Canada. As part of this partnership, the Company subscribed to 70,600,000 common shares of Carlisle, representing approximately 19.9% of the issued and outstanding common shares, for total consideration of $4,993 (CAD $5,648). After including transaction fees, the total opening cost base of the investment was $5,674. In addition, the Company entered into a separate agreement with respect to the Lynn Lake development project, and acquired a 25% interest in the project for $4,415 (CAD $5,000). These amounts have been recognized within property, plant and equipment & mining interests on the Consolidated Balance Sheets. The Company has the option to earn up to an additional 35% interest by funding CAD $20,000 on the development of the project and delivering a feasibility study within a three-year time period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company has concluded that it has significant influence over the financial and operating policy decisions of Carlisle and, therefore, has used the equity method of accounting for this investment in associate. The following table contains the continuity of the Company’s investment in Carlisle at December 31, 2014:

December 31
2014
Net investment, beginning of year	-
Investment in associate during period	5,674
Share of net loss during the period	(42)
Net investment, end of year	$5,632

10.	Other long-term assets

	December 31	December 31
	2014	2013
Restricted cash in closure bonds	$16,007	$26,249
Other restricted cash	717	5,230
Investment tax credits recoverable	33,347	36,508
Deposits on property, plant and equipment, and mining interests	971	4,001
	$51,042	$71,988

Restricted cash in closure bonds consists of cash and short-term deposits pledged by the Company relating to site closure and reclamation obligations at Kemess South, a mine in the decommissioning stage. At December 31, 2013, restricted cash in closure bonds also included an amount related to reclamation obligations at Young-Davidson (note 24).

At December 31, 2014, other restricted cash included amounts relating to the repayment of the convertible senior notes (note 14(c)). At December 31, 2013, other restricted cash consisted of letters of credit issued against certain of the Company’s bank accounts relating to site infrastructure, site closure, and other mine activities. During the year ended December 31, 2014, the Company provided other forms of security against these letters of credit.

The Company’s investment tax credits (“ITC”) recoverable relate to ITCs earned primarily on expenditures at Young-Davidson. These ITCs will be used to reduce income taxes payable in the future and have been netted against the cost of the related items of property, plant and equipment.

Included in deposits on property, plant, and equipment, and mining interests at December 31, 2014 is an advance of $788 (December 31, 2013 - $nil) to Carlisle relating to ongoing work on the Lynn Lake development project (see note 9).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

11.	Property, plant and equipment & mining interests

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
Cost
At December 31, 2012	$543,825	$197,168	$806,025	$66,410	$1,613,428
Additions	123,133	62,516	71,238	6,237	263,124
Reclassifications	-	853,408	(853,408)	-	-
Disposals	(5,792)	-	-	-	(5,792)
At December 31, 2013	$661,166	$1,113,092	$23,855	$72,647	$1,870,760
Additions	64,328	85,706	7,271	20,252	177,557
Reclassifications	-	11,775	(11,775)	-	-
Disposals	(7,758)	-	-	-	(7,758)
At December 31, 2014	$717,736	$1,210,573	$19,351	$92,899	$2,040,559
Accumulated amortization and depletion and impairment charges
At December 31, 2012	$(18,462)	$(36,260)	$-	$-	$(54,722)
Amortization and depletion	(27,789)	(62,441)	-	-	(90,230)
Impairment charges	(12,279)	(35,200)	(4,574)	-	(52,053)
Disposals	2,200	-	-	-	2,200
At December 31, 2013	$(56,330)	$(133,901)	$(4,574)	$-	$(194,805)
Amortization and depletion	(32,798)	(86,808)	-	-	(119,606)
Impairment charges	(22,316)	(67,684)	(1,006)	(616)	(91,622)
Disposals	4,204	-	-	-	4,204
At December 31, 2014	$(107,240)	$(288,393)	$(5,580)	$(616)	$(401,829)
Carrying value
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955
At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1,638,730

The carrying values by component are as follows:

		Mining interests
	Plant			Exploration
	and		Non-	and
	equipment	Depletable	depletable	evaluation	Total
El Chanate	$9,403	$29,173	$1,304	$-	$39,880
Young-Davidson	573,485	893,007	12,467	-	1,478,959
Corporate and other	27,608	-	-	92,283	119,891
At December 31, 2014	$610,496	$922,180	$13,771	$92,283	$1, 638,730

El Chanate	$35,307	$84,975	$10,945	$-	$131,227
Young-Davidson	540,537	894,216	8,336	-	1,443,089
Corporate and other	28,992	-	-	72,647	101,639
At December 31, 2013	$604,836	$979,191	$19,281	$72,647	$1,675,955

During the year ended December 31, 2014, $5,286 (year ended December 31, 2013 - $8,409) of borrowing costs associated with capital projects were capitalized within property, plant and equipment & mining interests on the Consolidated Balance Sheets. The applicable capitalization rate for general borrowings was 8.09% (year ended December 31, 2013 - 5.82%) .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The carrying value of equipment pledged as security for related equipment financing obligations at December 31, 2014 was $23,945 (December 31, 2013 - $22,175).

The carrying value of construction in progress at December 31, 2014 was $57,057 (December 31, 2013 - $70,025).

The Company has made commitments to acquire property, plant and equipment totaling $9,189 at December 31, 2014 (December 31, 2013 - $10,981).

12.	Intangible assets and goodwill

Included in intangible assets are the rights to use the capacity of power lines connecting the El Chanate and Young-Davidson mines to national / provincial electricity grids (“transmission rights”), software assets, and the retained interest royalty.

		Intangible assets
		Retained			Total
		interest	Transmission		intangible
	Goodwill	royalty	rights	Software	assets	Total
Cost
At December 31, 2012	$475,214	$34,004	$21,018	$2,239	$57,261	$532,475
Additions	-	-	-	370	370	370
At December 31, 2013	475,214	34,004	21,018	2,609	57,631	532,845
Additions	-	-	254	321	575	575
At December 31, 2014	$475,214	$34,004	$21,272	$2,930	$58,206	$533,420
Accumulated amortization and impairment charges
At December 31, 2012	$(127,000)	$-	$(1,110)	$(1,326)	$(2,436)	$(129,436)
Amortization	-	-	(847)	(692)	(1,539)	(1,539)
Impairment charges	(106,521)	-	-	-	-	(106,521)
At December 31, 2013	(233,521)	-	(1,957)	(2,018)	(3,975)	(237,496)
Amortization	-	(13,288)	(1,044)	(266)	(14,598)	(14,598)
At December 31, 2014	$(233,521)	$(13,288)	$(3,001)	$(2,284)	$(18,573)	$(252,094)
Carrying value
At December 31, 2013	$241,693	$34,004	$19,061	$591	$53,656	$295,349
At December 31, 2014	$241,693	$20,716	$18,271	$646	$39,633	$281,326

As part of the consideration received from the sale of the Fosterville and Stawell mines (collectively, the “Australian Operations”) on May 4, 2012 to Crocodile Gold Corporation (“Crocodile Gold”), the Company received a retained interest royalty. Per the agreement, once the cumulative free cash flow generated by the mines subsequent to closing reached CAD $60 million, the Company would receive 100% of the next CAD $30 million of cumulative free cash flow in excess of CAD $60 million, and 50% of the next CAD $30 million of cumulative free cash flow in excess of CAD $90 million. In addition, the Company would receive 20% of any cumulative free cash flow in excess of CAD $120 million.

During 2014, the Company was notified that the Australian Operations had generated in excess of CAD $60 million and, as a result, received proceeds of $2,463 from Crocodile Gold (year ended December 31, 2013 - $nil). Consistent with the Company’s accounting policy, amortization of the retained interest royalty commenced once the Company became entitled to receive cash flows under this arrangement. During the year ended December 31, 2014, the Company recognized amortization expense of $13,288 on the retained interest royalty, which reduced the carrying value of this asset to $20,716.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

On December 22, 2014, the Company announced that it had entered into an agreement with Crocodile Gold to amend the original purchase and sale agreement, subject to regulatory approvals, such that the retained interest royalty intangible asset would be terminated. As consideration for the termination of the retained interest royalty, the Company will receive a CAD $20 million payment in cash upon closing and will be granted a net smelter return royalty of 2% from the Fosterville mine and 1% from the Stawell mine. The Fosterville royalty will commence upon closing and the Stawell mine royalty will commence on the earlier of January 1, 2016 or the date immediately following the production of 10,000 ounces from the Big Hill Project. The agreement was finalized on January 14, 2015 following the receipt of regulatory approval (see note 28).

13.	Impairment

Non-financial assets and CGUs are tested for impairment or a reversal of impairment whenever there are indicators that an impairment has occurred or should be reversed. CGUs containing goodwill are tested for impairment each year at December 31. For the purpose of testing for impairment, or a reversal of impairment, the recoverable amounts for non-financial assets and CGUs are based on fair value less costs of disposal (“FVLCD”) calculations. When observable market prices are not available for the asset, FVLCD is calculated using a discounted cash flow methodology taking into account the assumptions that would be made by market participants. Management projects cash flows over the remaining life of each mine using forecasted production and costs per the Company’s life of mine plans and the long-term forecasted price of gold to project future revenues. The Company does not use growth rates in determining cash flow projections. The fair value of these non-financial assets are based on unobservable inputs (level 3 of fair value hierarchy, refer to note 25).

The key assumptions used in determining FVLCD at December 31, 2014 were gold prices, discount rates, operating costs, capital expenditures, foreign exchange rates and net asset value (“NAV”) multiples. Of these assumptions, reasonably possible changes in gold prices, discount rates, operating costs, and NAV multiples could have caused the carrying value of the Company’s Young-Davidson CGU to exceed their recoverable amounts, as outlined below in (b).

The Company develops long-term gold price forecasts by reference to numerous external analyst forecasts. The long-term gold pricing used in the impairment tests approximated the mean of these forecasts, after adjusting for outliers. The Company used a gold price range of $1,250 to $1,300 per ounce for all future production in its impairment tests (December 31, 2013 - $1,300 per ounce).

The Company forecasts production, operating costs and capital expenditures based on expected life of mine plans developed from technical reports and historical experience.

The discount rates used by the Company in calculating FVLCD were based on the weighted average cost of capital applicable to each property. The rates chosen reflect a market participant’s view of the risk inherent in the cash flows associated with each property.

The discount rates used for each test are summarized as follows:

	December 31	December 31
	2014	2013
El Chanate CGU	6.75%	6.50%
Young-Davidson CGU	5.50%	5.25%

Gold companies can trade at a market capitalization greater than their estimated discounted cash flows. This “NAV multiple” represents the multiple applied to the estimated discounted cash flows to arrive at the trading price. The NAV multiple is generally understood to take into account a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the life of mine plan, and the benefit of gold price optionality. A NAV multiple of 1.0 and 1.05 (December 31, 2013 – 1.0 and 1.05) was applied to the estimated discounted cash flows for El Chanate and Young-Davidson, respectively.

The results of impairment evaluations conducted are summarized as follows:

(a)	El Chanate CGU

The El Chanate CGU is comprised of all assets and liabilities related to the El Chanate mine.  At December 31, 2014, the Company updated its mine plan at El Chanate. The revised mine plan contained a decrease in gold reserve estimates, an increase in strip ratio, which indicates an increase in the amount of waste tonnes required to access a tonne of ore, and an increase in future processing costs on a per ounce basis. Reserve estimates decreased and the strip ratio increased primarily due to a reduction in overall slope angles. The reduction in planned slope angles came after an external geotechnical review of geotechnical drilling, mapping, and slope performance. This change was considered an indicator of impairment and resulted in the Company performing an impairment test at December 31, 2014. At December 31, 2014, the carrying value of the El Chanate CGU exceeded its recoverable amount by $90,000, which resulted in an impairment charge. This charge consisted of a reduction in property, plant and equipment and mining interests of $90,000. The related income tax impact was a deferred tax recovery of $28,647.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

At December 31, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount by $74,000, which resulted in an impairment charge. This charge consisted of a reduction of goodwill of $26,521 and a reduction in property, plant and equipment and mining interests of $47,479. The related income tax impact was a deferred tax recovery of $15,373.

At June 30, 2013, the carrying value of the El Chanate CGU exceeded its recoverable amount by $80,000, which resulted in recognizing an impairment charge related entirely to goodwill. The primary contributors to the impairment charges in 2013 were the revised short-term and long-term gold price assumptions.

The total impairment charge recorded for the year ended December 31, 2013 was $154,000.

(b)	Young-Davidson CGU

The carrying value of goodwill resulting from the acquisition of Northgate Minerals Corporation has been allocated to the Young-Davidson CGU, which is comprised of all assets and liabilities related to the Young-Davidson mine. At December 31, 2014, the recoverable amount of the Young-Davidson CGU exceeded its carrying value by $194,793 (December 31, 2013 - $140,695).

It is estimated that the following reasonably possible changes in key assumptions would cause the carrying value of the Young-Davidson CGU to exceed its recoverable amount:

−	Increase in discount rate to 6.96%
−	6.89% decline in gold price assumptions
−	14.68% strengthening of the Canadian dollar
−	19.67% increase in operating costs
−	Decrease in NAV multiple to 0.93

(c)	Retained interest royalty

At December 31, 2014, there were no indicators of impairment of the retained interest royalty held by the Company, and therefore, no impairment test was performed.

At June 30, 2013, the carrying value of the retained interest royalty exceeded its recoverable amount of $15,316 by $18,688, which resulted in an impairment charge. As a result of the impairment charge, the Company also recorded a deferred tax recovery of $2,186. The primary contributors to this impairment charge were the revised short-term and long-term gold price assumptions used in the June 30, 2013 test.

At December 31, 2013, due to the receipt of an updated life of mine plan from Crocodile Gold, the Company determined that an indicator of impairment reversal existed and conducted an impairment test at that date. Utilizing the updated life of mine plan, adjusted for the Company’s gold price and foreign exchange rate assumptions, it was determined that the recoverable amount of this asset exceeded its original carrying value of $34,004 and, as a result, an impairment reversal of $18,688 was recorded. The Company also recorded a deferred tax expense of $2,103 related to this reversal.

During the year ended December 31, 2013, the impairment charge recognized on June 30, 2013 and its subsequent reversal did not have an impact on net loss, other than the difference in deferred tax expense/recovery noted above.

(d)	Other

During the year ended December 31, 2014, the Company discontinued various brownfield exploration programs, and recognized an impairment charge of $1,622 and a deferred tax recovery of $475.

During the year ended December 31, 2013, the Company impaired various brownfield exploration assets due to unsuccessful drilling results during the year. As a result, the Company recognized an impairment charge of $4,574 in the Consolidated Statements of Operations, which also impacted the carrying value of non-depletable mining interests at December 31, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

14.	Debt and equipment financing obligations

		December 31	December 31
		2014	2013
(a)	Revolving credit facility	$-	$75,000
(b)	Senior secured notes	296,755	-
(c)	Convertible senior notes	624	157,133
(d)	Equipment financing obligations	16,525	17,522
(e)	Other	468	1,894
		314,372	251,549
	Less: Current portion of debt and equipment financing obligations	(6,308)	(7,355)
		$308,064	$244,194

The estimated future minimum payments under debt and equipment financing obligations are as follows:

2015	$31,282
2016	$29,649
2017	$27,939
2018	$26,675
2019	$25,339
2020 and thereafter	$327,206

(a)	Revolving credit facility

The Company has access to a $150,000 revolving credit facility that carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date.

The credit facility contains various covenants that include (a) an interest coverage ratio of at least 3:1, (b) a leverage ratio of no more than 3:1, (c) a minimum tangible net worth, and (d) proven and probable reserves of at least 2,000,000 ounces. The facility is secured by a first-ranking lien on all present and future assets, property and undertaking of the Company. At December 31, 2014, the Company was in compliance with all covenants.

During the year ended December 31, 2014, the Company made a repayment of $75,000 (year ended December 31, 2013 - $nil).

(b)	Senior secured notes

On March 27, 2014, the Company completed an offering of $315,000 senior secured notes (the “secured notes”), secured by a second-ranking lien on all present and future assets, property and undertaking of the Company. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304,051. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. The Company incurred transaction costs of $7,838, which have been offset against the carrying amount of the secured notes and are amortized using the effective interest rate method. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

−	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
−	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
−	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The fair value of the prepayment option embedded derivative was $5,954 at March 27, 2014, and was offset against the carrying amount of the secured notes. The model used to calculate this fair value is described in note 25. The initial fair value was calculated using the following assumptions:

March 27
2014
Volatility	32%
Credit spreads	5.54%

Changes in these assumptions would have the following impact on net loss for the year ended December 31, 2014:

March 27
2014
2% increase in volatility	$567
2% decrease in volatility	$(567)
0.5% increase in credit spreads	$(756)
0.5% decrease in credit spreads	$851

At December 31, 2014, the fair value of the prepayment option embedded derivatives of $6,741 (refer to note 25) was offset against the carrying amount of the secured notes. The difference between the fair value at December 31, 2014 and March 27, 2014 is recognized in in other (loss) / income (refer to note 20).

(c)	Convertible senior notes

On March 6, 2014, the Company announced a cash tender offer to redeem all of the outstanding convertible senior notes (“convertible notes”). The consideration offered was $1.04 per $1.00 note plus accrued and unpaid interest to the payment date. The Company received tender offers for $166,354 of the $167,000 principal amount outstanding. This was considered a substantial modification of the existing arrangement with the holders of the Company’s convertible notes. As a result, the Company de-recognized the convertible notes on the date of substantial modification. The convertible notes were re-recognized at their fair value on the same date. This resulted in a loss on modification of $15,645, which has been included in other (loss) / income on the Consolidated Statement of Operations for the year ended December 31, 2014 (refer to note 20). On April 3, 2014, the Company paid $173,041 including $32 of accrued interest, to complete the cash tender offer to redeem the outstanding convertible notes tendered.

At December 31, 2014, convertible notes with a principal amount of $646 (December 31, 2013 - $167,000) remained outstanding at a carrying value of $624 (December 31, 2013 - $157,133) for the debt component and $nil (December 31, 2013 - $413) for the option component. These notes pay interest semi-annually at a rate of 3.5% per annum, and mature on October 1, 2016.

The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on December 1, 2014, the conversion rate is 94.3882 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.59 per share. Upon conversion, the Company may settle the obligation either in common shares, or in cash at an equivalent value.

As required by conditions surrounding the completion of the secured notes offering, at December 31, 2014, the Company has restricted $680 of proceeds from the secured notes offering for repayment of all principal and interest relating to any convertible notes that were not tendered. These restricted proceeds are included within other long-term assets on the Consolidated Balance Sheets at December 31, 2014.

(d)	Equipment financing obligations

The Company has entered into financing obligations for equipment, which expire at various dates between 2015 and 2019 and that are secured by the financed assets. Interest payable on the various obligations ranges from fixed rates of 2.71% to 5.77%. During the year ended December 31, 2014, the Company received proceeds of $5,931 (year ended December 31, 2013 - $4,813) from equipment financing arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

(e)	Other

During 2013, the Company purchased land near the El Chanate mine and entered into loan agreements as part of the consideration. During the year ended December 31, 2014, the Company made repayments of $1,426 on these loan agreements (year ended December 31, 2013 - $nil).

15.	Flow-through shares

On September 17, 2014, the Company completed a flow-through financing for gross proceeds of $4,566 ($5,000 CAD). As a result, the Company issued 833,334 common shares at a price of CAD $6.00 per share.

Pursuant to the terms of the flow-through agreement, the Company is required to incur and renounce $5,000 CAD in qualifying Canadian Exploration Expenses to subscribers by December 31, 2015. As at December 31, 2014, $3,091 CAD in exploration expenses are remaining to be incurred.

Of the $4,566 in proceeds received, $3,097 was recorded as share capital and $1,469 was recorded as an obligation to renounce flow-through exploration expenditures on the Consolidated Balance Sheets. The following is a continuity schedule of the liability portion of the flow-through share issuance:

December 31, 2014
Obligation to renounce flow-through exploration expenditures	$1,469
Reduction of obligation upon incurring expenses	(612)
Balance, end of year	$857

16.	Provisions

		December 31	December 31
		2014	2013
(a)	Reclamation provisions	$29,178	$28,245
(b)	Provision for lawsuit	-	12,458
	Other	2,407	3,832
		31,585	44,535
	Less: Current portion of provisions	(2,056)	(15,955)
		$29,529	$28,580

(a)	Reclamation provisions

The Company’s reclamation provisions consist of reclamation and rehabilitation costs for each of the Company’s operating mines and Kemess South. The present value of the combined provision is currently estimated at $29,178 (December 31, 2013 - $28,245), reflecting ongoing payments relating to Kemess South, and future payments that will commence in 9 - 20 years for the Company’s operating mines. The undiscounted value of the reclamation provision at December 31, 2014 is $38,903 (December 31, 2013 - $42,263). Significant reclamation activities include land rehabilitation, demolition and decontamination of mine facilities, monitoring, and other costs.

The Company estimates the costs to conduct significant reclamation activities based on the most recent experience and cost data available for the applicable mine. These expected expenditures are then risk-adjusted by considering the time remaining until reclamation activities commence, recent industry experience in the region, and other relevant factors. This current cost estimate is then inflated to the estimated date of settlement using the rate disclosed below, and then discounted to present value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The discount and inflation rates used are summarized as follows:

	December 31	December 31
	2014	2013
Discount rates
El Chanate	5.90%	6.33%
Young-Davidson	2.41%	3.24%
Kemess South	1.34%	1.95%

Inflation rates
El Chanate	3.25%	3.10%
Young-Davidson	2.00%	2.00%
Kemess South	2.00%	2.00%

Changes to the reclamation and closure cost obligation balance during the year were as follows:

December 31
2014
Reclamation provisions, beginning of period	$28,245
Obligations incurred and revisions to estimates	570
Accretion expense	851
Reclamation expenditures	(488)
Reclamation provisions, end of period	29,178
Less: Current portion	(424)
$28,754

Of the $570 of adjustments made to reclamation provisions during the year, $1,175 was capitalized and included in property, plant and equipment & mining interests on the Consolidated Balance Sheets and $605 was recognized as a recovery in reclamation, care and maintenance costs on the Consolidated Statements of Operations.

(b)	Provision for lawsuit

The Company was named as a defendant in a claim originally filed by Ed J. McKenna, which was certified as a class action lawsuit with damages sought ranging from $80 million to $160 million. On October 5, 2012, the Company reached an agreement to settle this class action lawsuit, subject to approval of the court and the right of the Company to terminate the agreement under certain circumstances. At December 31, 2013, the net settlement amount was held in escrow pending settlement of the lawsuit, and was included in restricted cash on the Consolidated Balance Sheets. Following the completion of the claims administration process which was conducted pursuant to a court-approved settlement agreement, funds related to this lawsuit were distributed by an administrator to eligible class members in April 2014. At the settlement payment date, the Company reduced the current portion of provisions on the Consolidated Balance Sheets by $12,016, which was partially offset by a corresponding decrease in receivables of $9,890 and restricted cash of $2,126, the latter of which represents the net settlement amount paid by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

17.	Income taxes

The following table represents the major components of income tax recovery recognized in the Consolidated Statements of Operations for the years ended December 31, 2014 and 2013:

		December 31
		2013
	December 31	Restated
	2014	(Note 3)
Current income tax recovery	$(2,700)	$(140)
Deferred income tax recovery	(26,278)	(760)
Provision for income taxes	$(28,978)	$(900)

Included within deferred income tax recovery for the year ended December 31, 2014 is a foreign exchange gain of $25,368 (year ended December 31, 2013 – foreign exchange gain of $15,216) that arose on the translation of deferred tax assets and liabilities.

The following table reconciles the expected income tax recovery at the statutory income tax rate to the amounts recognized in the Consolidated Statements of Operations for the years ended December 31, 2014 and 2013:

		December 31
		2013
	December 31	Restated
	2014	(Note 3)
Loss before income taxes	$(198,626)	$(177,670)
Income tax rate	25.21%	25.20%
Expected income tax recovery based on above rates	(50,074)	(44,773)
Effect of higher tax rates in foreign jurisdictions	(5,413)	(14,643)
Non-deductible stock option expense	1,470	1,583
Non-deductible loss on settlement of debt	2,251	-
Effect of non-deductible goodwill impairment	-	37,513
Impact of local mining taxes	(2,242)	7,037
Impact of changes in tax rates applicable to temporary differences	-	3,207
Permanent differences	(399)	(1,185)
Change in unrecognized temporary differences	959	-
Impact of foreign exchange	24,470	10,361
Provision for income taxes	$(28,978)	$(900)

The statutory tax rate for 2014 was 25.21% (2013 – 25.20%), which is consistent with the prior year.

The following reflects the deferred income tax liability at December 31, 2014 and December 31, 2013:

	December 31	December 31
	2014	2013
Accounting value of mineral properties and capital assets in excess of tax value	$251,49	$281,457
Accounting value of inventories in excess of tax value	38,147	34,670
Unrealized foreign exchange loss	-	(619)
Other taxable temporary differences	2,974	883
Non-capital losses carried forward	(31,368)	(29,211)
Deferred income tax liability	$260,902	$287,180

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The change in deferred income tax liability is explained as follows:

		December 31
		2013
	December 31	Restated
	2014	(Note 3)
Balance, beginning of year	$287,180	$288,131
Deferred income tax recovery recognized in net loss	(26,278)	(760)
Deferred income tax liability recognized in retained earnings	-	(191)
Deferred income tax liability	$260,902	$287,180

The Company has tax loss carryforwards expiring in the following years:

	Canada	Mexico	United States	Total
2023	-	5,514	-	5,514
2024	862	13,367	-	14,229
2025	6,679	-	-	6,679
2026	14,388	-	-	14,388
2027	5,474	-	1,448	6,922
2028	25,242	-	5,760	31,002
2029	11,858	-	7,831	19,689
2030	5,223	-	5,248	10,471
2031	12,940	-	-	12,940
2032	26,417	-	-	26,417
At December 31, 2014	$109,083	$18,881	$20,287	$148,251

The Company has unrecognized deferred income tax assets in respect of aggregate loss carryforwards, deductible temporary differences and unused tax credits of $60,743 (December 31, 2013 - $28,649).

At December 31, 2014, the Company has unrecognized deferred income tax liabilities on taxable temporary differences of $167,919 (December 31, 2013 - $174,485) for taxes that would be payable on the unremitted earnings of certain subsidiaries of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

18.	Shareholders’ equity

(a)	Capital stock

Authorized:

Unlimited number of common shares.
The Company’s shares have no par value.

Issued and outstanding:

	December 31, 2014		December 31, 2013
	Number of		Number of
	common	Ascribed	common	Ascribed
	shares	value	shares	value
Balance, beginning of period	247,569,811	$2,021,837	282,326,547	$2,307,978
Shares repurchased and cancelled	-	-	(36,144,578)	(295,536)
Shares issued through dividend reinvestment plan	488,253	1,924	467,797	1,969
Shares issued through employee share purchase plan	594,690	2,323	390,032	2,008
Shares issued on redemption of restricted share units	109,916	445	-	-
Shares issued on redemption of deferred share units	52,065	359	71,845	499
Shares issued on exercise of stock options	548	2	458,168	3,094
Fair value of share-based compensation on stock options exercised	-	4	-	1,825
Shares issued through flow-through financing (Note 15)	833,334	3,097	-	-
Balance, end of period	249,648,617	$2,029,991	247,569,811	$2,021,837

During the year ended December 31, 2013, the Company repurchased and cancelled 36,144,578 common shares under a “modified Dutch auction” substantial issuer bid, for a total purchase price of $301,066, including transaction costs. Of the $301,066 paid, $295,536 was recognized in capital stock to reduce the book value of the shares repurchased, the premium paid, including transaction costs, of $5,353 was recognized in deficit, and $177 was recognized as deferred tax.

(b)	Dividends

Commencing in 2014, quarterly dividends representing 20% of operating cash flow generated in the preceding quarter were declared and paid as follows:

-	On May 8, 2014, the Company’s Board of Directors approved a dividend of $0.02 per share, payable to shareholders of record on May 20, 2014, and paid on June 3, 2014.

-	On August 7, 2014, the Company’s Board of Directors approved a dividend of $0.00375 per share, payable to shareholders of record on August 18, 2014, and paid on September 2, 2014.

-	On November 6, 2014, the Company’s Board of Directors approved a dividend of $0.00225 per share, payable to shareholders of record on November 17, 2014, and paid on December 1, 2014.

The fourth quarter dividend was declared on February 19, 2015 (refer to note 28).

In 2013, the Company declared an annual dividend of $0.16 per share ($0.04 paid quarterly).

(c)	Stock options (in Canadian dollars)

The Company has a long-term incentive plan under which share-based compensation, including stock options, deferred share units, performance share units, and restricted share units may be granted to directors, officers, employees, and consultants of the Company. The maximum number of common shares that may be reserved and set aside for issuance under the plan is 6.5% of the common shares outstanding at the time of granting the award (on a non-diluted basis). Stock options are generally exercisable for a maximum period of five to seven years from the grant date, and have vesting periods of three to four years or as determined by the Company’s Board of Directors.

Stock option disclosures are in Canadian dollars as the Canadian dollar is the source currency of the Company’s stock option grants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The fair value of the options granted during the years ended December 31, 2014 and 2013 were calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31	December 31
	2014	2013
Dividend yield	2.57%	2.27%
Expected volatility	56.13%	55.06%
Risk free interest rate	1.04%	1.25%
Expected life	2.76 years	2.98 years
Exercise price	$4.03	$4.90
Share price	$3.83	$4.92
Grant date fair value	$1.14	$1.62

Expected volatility was determined based on historical share price volatility over the expected life of the option granted.

	December 31, 2014		December 31, 2013
		Weighted		Weighted
	Options	average price	Options	average price
Outstanding, beginning of period	11,313,300	$7.29	10,239,564	$8.24
Granted	3,349,645	$4.03	3,251,179	$4.90
Forfeited	(117,917)	$7.02	(167,500)	$9.87
Expired	(770,795)	$10.73	(1,551,775)	$8.39
Exercised	(548)	$2.85	(458,168)	$6.76
Outstanding, end of period	13,773,685	$6.42	11,313,300	$7.29
Options exercisable, end of period	7,144,059	$7.61	5,171,118	$8.19

During the year ended December 31, 2014, employees, consultants, officers and directors of the Company exercised 548 options (year ended December 31, 2013 - 458,168) for total proceeds of $2 (year ended December 31, 2013 - $3,091). The weighted average share price at the date of exercise for stock options exercised during the year ended December 31, 2014 was $5.05 (year ended December 31, 2013 - $7.39) .

Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2014:

	Options outstanding			Options exercisable
	Number Weighted average		Average life	Number	Weighted average
Option Price	outstanding	exercise price	(yrs)	exercisable	exercise price
$2.51 - 4.00	325,136	$3.01	1.47	285,136	$2.88
$4.01 - 6.00	5,689,523	$4.04	4.51	819,731	$4.10
$6.01 - 7.00	1,491,500	$6.70	2.87	1,251,500	$6.69
$7.01 - 7.50	888,226	$7.15	3.01	501,466	$7.20
$7.51 - 9.00	3,235,507	$8.11	3.01	2,454,592	$8.10
$9.01 - 9.50	722,500	$9.29	3.84	554,375	$9.29
$9.51 - 10.00	771,543	$9.74	2.12	730,009	$9.75
$10.01 - 10.50	150,000	$10.09	3.30	112,500	$10.09
$10.51 - 11.00	250,000	$10.95	3.87	187,500	$10.95
$11.01 - 12.50	249,750	$11.61	2.43	247,250	$11.61
Total	13,773,685			7,144,059

(d)	Employee share purchase plan

The Company has an Employee Share Purchase Plan which enables employees to purchase Company shares through payroll deduction. Employees can contribute up to 10% of their annual base salary, and the Company will match 75% of the employees’ contributions. The common shares are purchased based on the volume weighted average closing price of the last five days prior to the end of the quarter. During the year ended December 31, 2014, the Company recognized $1,061 as an expense (year ended December 31, 2013 - $781) related to this plan. At December 31, 2014, $278 of the expense was payable by the Company (December 31, 2013 - $217).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The following is a summary of the Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”), and share-settled Restricted Share Units (“RSUs”) outstanding during the years ended December 31, 2014 and 2013:

	Year ended
	December 31	December 31
	2014	2013
Deferred Share Units (e)
Granted	52,599	61,683
Grant date fair value	$228	$337
Dividend-equivalent units granted	4,080	6,112
Dividend-equivalent units grant date fair value	$28	$29
Redeemed	52,065	71,845
Performance Share Units (f)
Granted	270,082	345,089
Grant date fair value	$959	$559
Dividend-equivalent units granted	7,107	2,951
Dividend-equivalent units grant date fair value	$28	$14
Expense	$546	$44
Redeemed	-	-
Restricted Share Units (g)
Granted	392,764	353,580
Grant date fair value	$1,349	$1,553
Dividend-equivalent units granted	6,590	2,575
Dividend-equivalent units grant date fair value	$29	$12
Expense	$1,076	$472
Redeemed	109,916	-

(e)	Deferred share unit plan

The Company awards Deferred Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive one common share of the Company from treasury upon redemption. DSUs are measured on the grant date using the volume weighed average closing share price of the last five days prior to that date. At December 31, 2014, 253,210 DSUs were vested and outstanding (December 31, 2013 - 248,596).

(f)	Performance share unit plan

The Company awards Performance Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the PSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the PSU vesting date, assuming certain performance conditions are met. PSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At December 31, 2014, 625,223 PSUs were outstanding (December 31, 2013 - 348,040). At December 31, 2014, no outstanding PSUs had vested (December 31, 2013 - nil).

(g)	Restricted share unit plan

The Company awards Restricted Share Units as an alternative form of compensation for employees, officers, consultants, and members of the Company’s Board of Directors. Each unit entitles the participant to receive a cash payment equal to the market price of one share as of the RSU vesting date, one share, or any combination of cash and shares equal to the market price of one share as of the RSU vesting date. The Company records RSUs that will be cash-settled as liabilities and RSUs that will be share-settled within shareholders’ equity. RSUs are measured using the volume weighted average closing share price of the last five days prior to granting of the units. At December 31, 2014, 636,769 RSUs were outstanding (December 31, 2013 - 356,155). At December 31, 2014, 82,395 of the outstanding RSUs had vested (December 31, 2013 - 35,843).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

19.	Loss from operations

The Company’s loss from operations includes the following expenses presented by function:

	Year ended
	December 31	December 31
	2014	2013
Cost of sales	$417,343	$372,453
General and administrative	25,921	27,677
Exploration and business development	2,623	5,588
	$445,887	$405,718

Cost of sales for the year ended December 31, 2014 includes impairment charges of $90,000 relating to the El Chanate mine (year ended December 31, 2013 - $154,000). These impairment charges are discussed further in note 13.

Included in general and administrative expense for the year ended December 31, 2014 is $7,179 of share-based compensation expense (year ended December 31, 2013 - $7,388).

Included in exploration and business development for the year ended December 31, 2014 are impairment charges of $1,622 related to exploration properties. Included in exploration and business development for the year ended December 31, 2013 are impairment charges of $4,574 related to brownfield exploration properties included in non-depletable mining interests. These impairment charges are discussed further in note 13.

The following employee benefits expenses are included in cost of sales, general and administrative, and exploration and business development expenses:

	Year ended
	December 31	December 31
	2014	2013
Salaries and benefits	$42,021	$26,821
Share-based compensation	8,151	7,946
Other	173	180
	$50,345	$34,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

20.	Other (loss) / income

	Year ended
	December 31	December 31
	2014	2013
Loss on modification of convertible notes (Note 14(c))	$(15,645)	$-
Amortization expense from retained interest royalty (Note 12)	(13,288)	-
Income from retained interest royalty (Note 12)	2,463	-
Unrealized and realized gains / (losses) on investments (Note 8)	6,589	(497)
Reclassification of accumulated losses on available-for-sale investments (Note 8)	(2,507)	(168)
Income from transfer of litigation claim (a)	3,177	-
Interest income	1,063	951
Fair value adjustment on option component of convertible senior notes (Note 25)	413	15,622
Unrealized loss on contingent consideration	-	(7,395)
Unrealized and realized losses / (gains) on derivative assets and liabilities (Note 25)	(447)	2,183
Reduction of obligation to renounce flow-through exploration expenditures (Note 15)	612	-
Fair value adjustment on prepayment option embedded derivative (Note 25)	788	-
Other	(419)	(529)
	$(17,201)	$10,167

(a)	Income from transfer of litigation claim

During the year ended December 31, 2014, the Company transferred its claim in bankruptcy proceedings that resulted from past losses on auction-rate securities for net proceeds of $3,177.

21.	Loss per share

Net loss and basic weighted average shares outstanding are reconciled to diluted net loss and diluted weighted average shares outstanding, respectively, as follows:

	Year ended
	December 31	December 31
	2014	2013
Net loss	$(169,648)	$(176,770)
Dilution adjustments:
Convertible senior notes	-	(14,730)

Diluted net loss	$(169,648)	$(191,500)

Basic weighted average shares outstanding	248,889,636	250,398,043
Dilution adjustments:
Convertible senior notes	-	15,331,018
Diluted weighted average shares outstanding	248,889,636	265,729,061

The following items were excluded from the computation of diluted weighted average shares outstanding for the years ended December 31, 2014 and 2013 because their effect would have been anti-dilutive:

	Year ended
	December 31	December 31
	2014	2013
Stock options	13,773,685	11,007,616
Convertible senior notes	60,974	-
Restricted share units	554,374	55,749
Performance share units	625,223	6,328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

22.	Supplemental cash flow information

	Year ended
		December 31
		2013
	December 31	Restated
Non-cash adjustments to reconcile net loss to operating cash flows:	2014	(Note 3)
Impairment charges	$91,622	$158,574
Amortization and depletion	121,468	65,529
Loss on modification of convertible notes	15,645	-
Amortization of retained interest royalty	13,288	-
Unrealized foreign exchange loss	5,238	3,406
Unrealized and realized (gains) / losses on investments	(6,589)	497
Share-based compensation, net of forfeitures	7,179	7,388
Net realizable value adjustments	17,224	33,425
Reclassification of accumulated losses on available-for-sale investments	2,507	168
Income from retained interest royalty	(2,463)	-
Deferred income tax recovery	(26,278)	(760)
Fair value adjustment on option component of convertible senior notes	(413)	(15,622)
Reduction of obligation to renounce flow-through exploration expenditures	(612)	-
Equity in loss of associate and joint venture	171	2,533
Unrealized loss on contingent consideration	-	7,395
Unrealized and realized losses / (gains) on derivative assets and liabilities	447	(2,183)
Fair value adjustment on prepayment option embedded derivative	(788)	-
Other non-cash items	635	1,405
	$238,281	$261,755
Change in non-cash operating working capital:
Receivables	$2,176	$(1,800)
Current income tax receivable	22,014	8,507
Prepaids and deposits	2,359	(380)
Inventories	(15,090)	(35,806)
Trade payables and accrued liabilities	(12,515)	19,696
Current income tax liability	(3,239)	(5,030)
	$(4,295)	$(14,813)

Supplemental information:
Interest paid	$17,048	$7,104
Interest received	$870	$994
Income taxes paid	$1,999	$4,728
.

23.	Related party disclosures

Related party transactions in 2014 included the compensation of the Company’s key management personnel, a receivable from the joint venture that holds the Orion development project, and an advance to the associate entity that holds the Lynn Lake development project, as disclosed in notes 9 and 10.

Related party transactions in 2013 included the compensation of the Company’s key management personnel and a receivable from the joint venture that holds the Orion development project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company’s key management personnel include the Company’s executives and members of the Board of Directors. The compensation of key management personnel was as follows:

	Year ended
	December 31	December 31
	2014	2013
Short-term employee benefits	$5,349	$6,047
Long-term benefits	101	39
Termination benefits	1,306	-
Share-based compensation	4,746	4,497
	$11,502	$10,583
.

24.	Commitments and contingencies

Commitments

Young-Davidson royalty agreements

The Company is subject to two royalty agreements on certain claims on the Young-Davidson property. The first royalty agreement requires the Company to pay a minimum of $1.50 per tonne of ore mined and processed. The second royalty agreement requires the Company to pay $1.00 per tonne of ore mined and processed, as well as an additional royalty of 5% of the increase in gold price per ounce recovered above the base price of gold of $270.00 per ounce for each ounce recovered. The Company recognized $1,377 and $870 relating to these arrangements in the years ended December 31, 2014 and 2013. Total royalties recognized during 2014 were based upon 400,886 ore tonnes processed.

Surety bond

The Company has indemnified a third-party company providing a surety bond required as security for closure plans at Young-Davidson. The Company is obligated to replace this security in an event of default, and is obligated to repay any reclamation or closure costs due. The Company’s guarantee under the surety bond expires on completion of these closure obligations, which is estimated to be in 20 years, consistent with the estimated remaining life of the Young-Davidson mine.

Contingencies

The Company is also involved in legal proceedings arising in the ordinary course of its business. In the opinion of management, the ultimate liability with respect to these actions will not materially affect the Company’s financial position, results of operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

25.	Financial instruments and risk management

Fair values of financial instruments

The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements other than those disclosed in note 13. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

-	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 inputs are based on inputs which have a significant effect on fair value that are observable, either directly or indirectly from market data; and
-	Level 3 inputs are unobservable (supported by little or no market activity).

	December 31, 2014		December 31, 2013
	Level 1	Level 2	Level 1	Level 2
Cash	$89,031	$-	$141,125	$-
Short term deposits	-	-	1,527	-
Financial assets at fair value through profit or loss
Warrants held (a)	-	-	-	41
Prepayment option embedded derivative (b)	-	6,741	-	-
Available-for-sale financial assets
Equity investments (c)	184	-	15,510	-
Financial liabilities at fair value through profit or loss
Option component of convertible senior notes (d)	-	-	-	(413)
Currency options (e)	-	(447)	-	-
	$89,215	$6,294	$158,162	$(372)

The methods of measuring each of these financial assets and liabilities have not changed during 2014. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).

The fair values of financial instruments measured at amortized cost, except for the senior secured notes, approximate their carrying amounts at December 31, 2014. The fair value of the senior secured notes was $289,800 at December 31, 2014 compared to a carrying value of $296,755, which includes the value of the prepayment option embedded derivative included in the table above. The fair value of this liability was determined using a market approach with reference to observable market prices for identical assets traded in an active market.

(a)	Warrants held

The fair value of warrants held that are not traded on an active market is determined using a Black-Scholes pricing model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy.

(b)	Prepayment option embedded derivative

The secured notes (as discussed in note 14) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value and offset against the carrying value of the secured notes on the Consolidated Balance Sheets, with changes in the fair value recognized as unrealized gains / (losses) in other (loss) / income on the Consolidated Statements of Operations (note 20).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The Company measures the fair value of the secured note embedded derivative using the Black-Karasinski model of interest rate uncertainty within a FinCAD callable / puttable bond model. Because the valuation is dependent on inputs derived from observable market data, the embedded derivative component of the secured notes is classified within Level 2 of the fair value hierarchy. The fair value was calculated using the following assumptions:

December 31
2014
Volatility	41%
Credit spreads	6.78%

Changes in these assumptions would have the following impact on net loss for the year ended December 31, 2014:

December 31
2014
2% increase in volatility	$473
2% decrease in volatility	$(473)
0.5% increase in credit spreads	$(693)
0.5% decrease in credit spreads	$788

(c)	Equity investments

The Company’s available-for-sale equity investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of investment securities is calculated as the closing market price of the investment equity security multiplied by the quantity of shares held by the Company.

(d)	Option component of convertible senior notes

The Company calculates the fair value of the option component of convertible senior notes using a convertible bond valuation model, which uses inputs, including the Company’s share price, volatility of the notes, and credit spreads. Because the valuation is dependent on inputs derived from observable market data, the option component of the convertible senior notes is classified within Level 2 of the fair value hierarchy. The fair value of the option component of convertible senior notes at December 31, 2014 is $nil. The fair value at December 31, 2013 was calculated using the following assumptions:

December 31
2013
Volatility	30%
Credit spreads	4.70%

For the year ended December 31, 2013, changes in these assumptions would have the following impact on net loss:

December 31
2013
5% increase in volatility	$(557)
5% decrease in volatility	$298
0.5% increase in credit spreads	$(29)
0.5% decrease in credit spreads	$27

(e)	Currency options

The fair value of option contracts is determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Risks

In the normal course of operations, the Company is exposed to credit risk, liquidity risk and the following market risks: commodity price, market price, interest rate and foreign currency exchange rate. The Company has developed a risk management process to identify, analyze and assess these and other risks, and has formed a Risk Committee to monitor all significant risks to the Company. The Board of Directors has overall responsibility for the oversight of the Company’s risk management framework, and receives regular reports from the Risk Committee.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

Commodity price risk

The profitability of the Company’s mining operations will be significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems, and political developments. From time to time, the Company will enter into zero cost collars or other financial instruments to manage short term commodity price fluctuations. At December 31, 2014 and 2013, the Company did not have any commodity-related financial instruments outstanding.

Market price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and warrants. A 10% increase or reduction in each company’s share price at December 31, 2014 would have increased or reduced other comprehensive loss by $18 (December 31, 2013 - $1,555).

Interest rate risk

When amounts are drawn under its credit facility, the Company is exposed to interest rate risk on this variable rate debt. At December 31, 2014, the Company had no variable rate debt outstanding. If interest rates had been 0.5% higher during the year ended December 31, 2013, net loss would have increased by $44. This analysis assumes that other variables remain constant (a 50 basis points decrease in interest rates would have had the equal but opposite effect) and that none of the additional interest is capitalized to capital projects.

The fair value of the prepayment option embedded derivative is also impacted by fluctuations in interest rates. Refer to the previous discussion on the fair value of these options for a sensitivity of the fair value of these notes to changes in significant assumptions.

Foreign currency exchange rate risk

Metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Mexican pesos. These potential currency fluctuations could have a significant impact on production costs and thereby, the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.

At December 31, 2014, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”) and Mexican pesos (“MXN”) was as follows:

	CAD	MXN
Cash and cash equivalents	$29,135	$3,862
Receivables	4,559	112,067
Current income tax receivable	815	65,839
Investments	213	-
Other long-term assets	59,184	-
Payables and accrued liabilities	(33,760)	(39,990)
Current income tax liability	(86)	(4,907)
Debt and equipment financing obligations	(2,072)	(2,760)
Provisions	(2,734)	(754)
Deferred income tax liability	(266,493)	(460,091)
Net balance sheet exposure	$(211,239)	$(326,734)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

At December 31, 2013, the Company’s balance sheet exposure to foreign currency exchange rate risk in Canadian dollars (“CAD”), Mexican pesos (“MXN”) was as follows:

	CAD	MXN
Cash and cash equivalents	$23,118	$24,932
Restricted cash	2,345	-
Receivables	18,954	101,094
Current income tax receivable	25,899	46,977
Investments	16,540	-
Other long-term assets	72,328	-
Payables and accrued liabilities	(72,787)	(34,063)
Dividend payable	(2,236)	-
Current income tax liability	(3,351)	(5,549)
Debt and equipment financing obligations	(13,519)	-
Provisions	(17,266)	(754)
Deferred income tax liability	(242,720)	(772,525)
Net balance sheet exposure	$(192,695)	$(639,888)

A 10% strengthening of these currencies against the US dollar at each balance sheet date would have impacted net losses by the amounts shown below. This analysis assumes that other variables, in particular interest rates, remain constant.

	December 31	December 31
	2014	2013
Translation of net CAD exposure	$(18,209)	$(18,117)
Translation of net MXN exposure	(2,215)	(4,885)

As at December 31, 2014, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. Details of these option contracts for the purchase of local currencies and sale of US dollars, which settle on a monthly basis, are summarized in the table below.

		Local	Local currency	Local currency	Call option	Put option
Period covered	Contract	Currency	per month	total	per USD	per USD
30-Jan-15 31-Dec-15	Collar	CAD	7,500	90,000	1.1111	1.2246
30-Jan-15 31-Dec-15	Collar	MXN	30,000	360,000	14.00	15.71

These contracts had a negative fair value of $447 at December 31, 2014, all of which has been recognized in other (loss) / income within the Consolidated Statements of Operations (note 20).

During 2013, the Company held forward contracts to protect against the risk of an increase in the value of the Mexican peso versus the US dollar. During the year ended December 31, 2013, a gain of $112 was recognized in net loss on settlement of these forward contracts.

Credit risk

Credit risk relates to receivables and other contracts, and arises from the possibility that any counterparty to an instrument fails to perform. For cash and cash equivalents, restricted cash, and receivables, the Company’s credit risk is limited to the carrying amount on the balance sheet. The Company manages credit risk by transacting with highly-rated counterparties and establishing a limit on contingent exposure for each counterparty based on the counterparty’s credit rating. Exposure on receivables is limited as the Company sells its products to a small number of organizations, on which the historical level of defaults is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

The contractual maturities of financial liabilities are outlined in note 14.

26.	Capital management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures that the Company remains in a sound financial position. There were no changes to the Company’s overall capital management approach during the current year.

The capital of the Company consists of items included in shareholders’ equity and debt and equipment financing obligations. The Company manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature, or when funding is required. This may take the form of raising equity or debt, or may result in the Company repurchasing equity or debt.

The Company monitors capital through the gross debt to total equity ratio, and targets a ratio of less than 25%. As at December 31, 2014, the ratio of gross debt to total equity was 19.27% (December 31, 2013 - 14.07%), calculated as follows:

	December 31	December 31
	2014	2013
Current portion of debt and equipment financing obligations	$6,308	$7,355
Debt and equipment financing obligations	308,064	244,194
Gross debt	314,372	251,549
Shareholders' equity	$1,631,210	$1,787,882
Gross debt / Shareholders' equity	19.27%	14.07%
.

27.	Segmented information

The Company’s reportable segments are consistent with the Company’s operating segments and consist of the geographical regions in which the Company operates. In determining the Company’s segment structure, the Company considered the basis on which management, including the chief operating decision maker, reviews the financial and operational performance of the Company, and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company has two reportable segments, as follows:

−	Mexico: El Chanate mine
−	Canada: Young-Davidson mine

Corporate and other consists of the Company’s corporate offices and exploration properties.

The following are the operating results by reportable segment:

	Year ended December 31, 2014
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$86,259	$204,923	$-	$291,182

Production costs	61,150	138,159	-	199,309
Refining costs	400	195	-	595
Amortization and depletion	23,262	97,820	386	121,468
Reclamation, care and maintenance costs	-	-	5,971	5,971
General and administrative	919	-	25,002	25,921
Exploration and business development	-	-	1,001	1,001
Impairment charges	90,771	235	616	91,622
	176,502	236,409	32,976	445,887
Loss from operations	$(90,243)	$(31,486)	$(32,976)	$(154,705)
Expenditures on property, plant and equipment, mining interests & intangible assets	$29,611	$137,174	$22,044	$188,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of United States dollars unless otherwise stated)

	Year ended December 31, 2013
			Corporate
	Mexico	Canada	and other	Total

Revenue from mining operations	$103,192	$124,439	$-	$227,631

Production costs	71,625	76,356	-	147,981
Refining costs	367	159	-	526
Amortization and depletion	17,836	47,385	308	65,529
Reclamation, care and maintenance costs	-	-	4,417	4,417
General and administrative	1,371	-	26,306	27,677
Exploration and business development	-	-	1,014	1,014
Impairment charges	155,625	2,949	-	158,574
	246,824	126,849	32,045	405,718
Loss from operations	$(143,632)	$(2,410)	$(32,045)	$(178,087)
Expenditures on property, plant and equipment, mining interests & intangible assets	$44,088	$195,233	$10,101	$249,422

The following are total assets by reportable segment:

			Corporate
	Mexico	Canada	and other	Total
Total assets at December 31, 2014	$183,075	$1,833,404	$265,347	$2,281,826
Total assets at December 31, 2013	$265,028	$1,822,533	$374,847	$2,462,408

Total non-current assets, excluding long-term financial assets, by geographical region, are as follows:

	December 31	December 31
	2014	2013
Mexico	$151,774	$217,294
Canada	1,889,240	1,865,636
	$2,041,014	$2,082,930

Goodwill recognized in the Canada reportable segment totalled $241,693 at December 31, 2014, and relates to the Young-Davidson CGU.

The Company’s revenue is derived from the sale of gold and silver in Mexico and Canada, as disclosed above. The Company sells all gold and silver produced to two customers. The Company is not economically dependent on these customers for the sale of its product because gold and silver can be sold through numerous commodity market traders worldwide.

28.	Events after the reporting period

(a)	Termination of retained interest royalty

On January 14, 2015, the Company finalized the agreement to terminate the retained interest royalty from Crocodile Gold and received CAD $20 million in cash consideration, along with net smelter royalties on future production from the Fosterville and Stawell mines. Refer to note 12 for further information.

(b)	Declaration of dividend

On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015.